SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35300396090

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN" or "Company") informs its shareholders and the general market the updated projections, as follows:

(i)	Replacement in the iron ore production projection, including third-party purchases, shifting from a range between 39,000 kton and 41,000 kton to 42,000 kton and 42,500 kton at the end of 2023.
(ii)	Replacement of the C1 cash cost in mining, adjusting from a range between US$19/ton to US$21/ton to US$22/ton in 2023.
(iii)	Replacement of the leverage projection, measured by the Net Debt/Adjusted EBITDA indicator, from a range between 1.75x and 1.95x to a level between 2.00x and 2.50x at the end of the annual balance for 2023, and below 2.0x at the end of the annual balance for 2024.
(iv)	Removal of the steel sales volume projection of 4,670 kton in 2023; and
(v)	Removal of the projection to achieve an EBITDA per ton in the steel industry of US$165/ton in 2023.

Such projections will be included in section 3 of the Company's Reference Form and will be available on the CVM website at http://www.cvm.gov.br/ and on the Company's website at http://ri.csn.com.br/ within the legal deadline.

CSN clarifies that the information disclosed in this document represents estimates and involves market factors beyond the control of the Company. Therefore, they do not constitute a promise of performance by the Company and/or its administrators and, as such, may undergo further changes.

São Paulo, November 13, 2023.

Marcelo Cunha Ribeiro

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.